UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COHERENT, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share
(including associated Common Share Purchase Rights)

(Title of Class of Securities)

192479103

(CUSIP Number of Class of Securities)

Bret DiMarco

Executive Vice President and General Counsel

5100 Patrick Henry Drive

Santa Clara, CA 95054

(408) 764-4000

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

John A. Fore
Jose F. Macias
Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$225,026,000	$8,843.52

*      Estimated for purposes of calculating the amount of the filing fee only, this amount was based on the purchase of 7,628,000 shares of common stock at the maximum tender offer price of $29.50 per share.

**   The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.  The filing fee was previously paid with the Schedule TO filed on February 15, 2008.

☒   Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,843.52 Form or Registration No.: Schedule TO-I	Filing Party: Coherent, Inc. Date Filed:February 15, 2008

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

AMENDMENT NO. 1 TO SCHEDULE TO-I

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on February 15, 2008 by Coherent, Inc., a Delaware corporation, (the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 1, relates to the offer by Coherent, Inc. to purchase up to 7,628,000 shares of common stock, par value $0.01 per share, including the associated common share purchase rights issued under the First Amended and Restated Common Shares Rights Agreement, dated as of June 24, 1998, at a price not greater than $29.50 nor less than $26.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2008, previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal, previously filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 1 is filed solely to (i) change the date by which the proration calculation and payment is expected to be made after the expiration of the tender offer from five business days to ten business days and (ii) include information related to our Current Report on Form 8-K filed March 3, 2008 in the Schedule TO and as part of the Offer to Purchase. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO.

Item 1.      Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by amending and restating the second sentence of the answer to the question “When will the Company pay for the shares I tender?” of the section “Summary Term Sheet” of the Offer to Purchase in its entirety as follows:

“We do not expect, however, to announce the results of proration and begin paying for tendered shares until up to ten business days after the expiration of the Offer.”

Item 4.      Terms of the Transaction.

(a)   Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the second sentence of the answer to the question “When will the Company pay for the shares I tender?” of the section “Summary Term Sheet” of the Offer to Purchase in its entirety as follows:

“We do not expect, however, to announce the results of proration and begin paying for tendered shares until up to ten business days after the expiration of the Offer.”

Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the third sentence of the fifteenth paragraph of Section 1 (“Terms of the Offer”) of the Offer to Purchase in its entirety as follows:

“Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until up to ten business days after the Expiration Time.”

Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the second sentence of the fifth paragraph of Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase in its entirety as follows:

“However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until up to ten business days after the Expiration Time.”

Item 6.      Purposes of the Transaction and Plans or Proposals.

(c)(4)      On February 26, 2008, Ronald A. Victor, our executive vice president, human resources, announced his retirement from Coherent effective January 2, 2009.

Item 11.    Additional Information.

(b)   Item 11 of the Schedule TO is hereby amended and supplemented by amending and restating the second sentence of the answer to the question “When will the Company pay for the shares I tender?” of the section “Summary Term Sheet” of the Offer to Purchase in its entirety as follows:

“We do not expect, however, to announce the results of proration and begin paying for tendered shares until up to ten business days after the expiration of the Offer.”

Item 11 of the Schedule TO is hereby amended and supplemented by amending and restating the first sentence of the fifth paragraph of the section “Cautionary Note on Forward-Looking Statements” of the Offer to Purchase in its entirety as follows:

“In addition, please refer to our Current Reports on Form 8-K dated October 2, 2007, October 4, 2007, November 1, 2007, December 10, 2007, December 19, 2007, January 24, 2008, February 2, 2008, February 5, 2008, February 12, 2008 and March 3, 2008, our Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2007, and our Annual Report on Form 10-K for the fiscal year ended September 29, 2007, as amended, in each case as filed with the U.S. Securities and Exchange Commission (Commission File No. 0-5255), each of which is incorporated by reference herein, for additional information on risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements or that may otherwise impact our company and business.”

Item 11 of the Schedule TO is hereby amended and supplemented by amending and restating the third sentence of the fifteenth paragraph of Section 1 (“Terms of the Offer”) of the Offer to Purchase in its entirety as follows:

“Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until up to ten business days after the Expiration Time.”

Item 11 of the Schedule TO is hereby amended and supplemented by amending and restating the second sentence of the fifth paragraph of Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase in its entirety as follows:

“However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until up to ten business days after the Expiration Time.”

Item 11 of the Schedule TO is hereby amended and supplemented by amending and restating the third row under the column “Period or Date Filed” under the subheading “Incorporation by Reference” in Section 10 (“Information About Coherent, Inc.”) of the Offer to Purchase in its entirety as follows:

“Filed October 2, 2007, October 4, 2007, November 1, 2007, December 10, 2007, December 19, 2007, January 24, 2008, February 2, 2008, February 5, 2008, February 12, 2008 and March 3, 2008.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2008	COHERENT, INC.

	By:	/s/ John R. Ambroseo
Name: John R. Ambroseo
Title: President and Chief Executive Officer